Exhibit 99.1
company statement
For media enquiries please contact James Rickards on Tel: 61 2 8274 5304 or Mob: 0419 731 371. For analyst enquiries please contact Steve Ashe on Tel: 61 2 8274 5246. Mob: 0408 164 011.
29 November 2005
JAMES HARDIE AND NSW GOVERNMENT
AGREE ON PRINCIPAL DEED
James Hardie Industries NV (JHINV) today said that negotiators for JHINV had reached substantial agreement with the New South Wales Government on the Principal Deed and related agreements for the provision of long term funding to meet expected future compensation claims of Australians affected by asbestos related injuries as a result of exposure in Australia to products made by former James Hardie Group subsidiaries.
Negotiations between James Hardie and the NSW Government on the Principal Deed have proceeded basically in line with the terms of the Heads of Agreement signed on 21 December 2004 by the ACTU, NSW Government, Unions NSW, asbestos support groups and James Hardie.
While agreement is still to be reached on the final wording of certain provisions of the Principal Deed and related matters, it is not expected that these are likely to prove to be impediments to final agreement being reached on all issues.
The agreement reached between the NSW Government and James Hardie’s negotiators still requires endorsement by the James Hardie Board. The Board has, however, been involved in settling the terms and conditions of the Principal Deed during this year, and has provided James Hardie’s negotiators with detailed parameters and guidance for the negotiations.
According to the terms agreed with the NSW Government, the implementation of the Principal Deed will in the first instance be subject to a number of conditions precedent, including approval by James Hardie’s shareholders and lenders and receipt of satisfactory tax rulings/treatment.
James Hardie is presently undertaking appropriate governance and due diligence processes in anticipation of final consideration of the asbestos compensation funding proposal by the James Hardie Board by Thursday morning of this week.
Details of the final agreement reached with the NSW Government should be released shortly thereafter.
END

Media Enquiries:
James Rickards
Telephone: 61 2 8274 5304
Mobile: 0419 731 371
Email: media@jameshardie.com.au
Facsimile: 61 2 8274 5218
Analyst Enquiries:
Steve Ashe
Telephone: 61 2 8274 5246
Mobile: 0408 164 011
Email: steve.ashe@jameshardie.com.au
Facsimile: 61 2 8274 5218
www.jameshardie.com
Disclaimer
This Company Statement contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports filed with or furnished to the United States Securities and Exchange Commission on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars and prospectuses, in media releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of such forward-looking statements include:
•	projections of our operating results or financial condition;

•	statements regarding our plans, objectives or goals, including those relating to competition, acquisitions, dispositions and our products;

•	statements about our future economic performance;

•	statements about product or environmental liabilities; and

•	expectations about payments to a special purpose fund for the compensation of proven asbestos-related personal injury and death claims.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should,” “aim” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.
Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under “Risk Factors” in our Form 20-F, include but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie Group subsidiaries; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which we operate; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; the success of our research and development efforts; our reliance on a small number of product distributors; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; foreign exchange risks; the successful implementation of new software systems; and the successful transition of our new senior management. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made.

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